FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 28, 2020

Commission File Number	001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolved the consolidated financial report for the third quarter of 2020”, dated October 28, 2020.

Item 1

AU Optronics Corp.

October 28, 2020

English Language Summary

Subject: The Board resolved the consolidated financial report for the third quarter of 2020

Regulation: Published pursuant to Article 4-31 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events:2020/10/28

Contents:

1.	Date of the financial reports submitted to the board of directors or approved by the board of directors:2020/10/28

2.	Date of the financial reports approved by the audit committee:2020/10/28

3.	Year/Quarter of financial reports:the third quarter of 2020

4.	Accumulated operating revenue in the reporting period (thousand NTD):190,420,361

5.	Accumulated gross profit (loss) from operations in the reporting period (thousand NTD):9,117,682

6.	Accumulated net operating income (loss) in the reporting period (thousand NTD):(6,198,262)

7.	Accumulated profit (loss) before tax in the reporting period (thousand NTD):(5,571,329)

8.	Accumulated profit (loss) during the period attributable to owners of parent in the reporting period (thousand NTD):(5,058,790)

9.	Accumulated basic earnings (loss) per share in the reporting period (NTD):(0.53)

10.	Total assets end of the reporting period (thousand NTD):394,043,508

11.	Total liabilities end of the reporting period (thousand NTD):213,808,327

12.	Equity attributable to owners of parent end of the reporting period (thousand NTD):169,931,962

13.	Any other matters that need to be specified:None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: October 28, 2020	By:	/s/ Benjamin Tseng
		Name:	Benjamin Tseng
		Title:	Chief Financial Officer